Changes in Affiliates (New affiliate)

POSCO purchased and acquired 50 percent stake in POSCO-Vietnam Hanoi Processing Centre LLC. (“POSCO–VMPC”). POSCO presently owns 70 percent of all issued and outstanding shares of POSCO–VMPC. Prior to the share acquisition, POSCO had previously owned 20 percent of POSCO–VMPC.

Company to be affiliated:

• Company Name: POSCO-Vietnam Hanoi Processing Centre LLC.

• Total Assets (KRW): 8,233,720,000

• Total Shareholders’ Equity (KRW): 4,303,856,250

• Total Liabilities (KRW): 3,929,863,750

• Total Capital (KRW): 6,875,000,000

• Total number of affiliated companies after additional affiliation: 110